Exhibit 99.1

Vimicro Announces Return of David Tang as Chief Financial Officer, Receipt of NASDAQ Notice

BEIJING, China — October 16, 2012 — Vimicro International Corporation (NASDAQ: VIMC) (“Vimicro” or the “Company”), a leading PC-camera processor and IP-based surveillance solution provider, today announced the return of Mr. David Tang as Chief Financial Officer, effective October 20, 2012 to replace Richard Wu, who is leaving the company for personal reasons.  Separately, the Company announced the receipt of a notice from the NASDAQ Stock Market regarding compliance with the minimum $1.00 per share requirement for continued listing.

The Company is pleased to announce the return of David Tang to his prior role as Chief Financial Officer of Vimicro.  Mr. Tang is an experienced financial professional, with extensive experience as the chief financial officer of Vimicro and other NASDAQ and Hong Kong-listed companies and as a Wall Street securities analyst.  Most recently, he was active as an investor and as a managing partner of iFirst Capital LLC, a Shenzhen-based VC/PE firm.  Before that, Tang served as Vice President and Chief Financial Officer of Vimicro from July 2008 to November 2010.  Prior to that, he served as the Chief Financial Officer of CNinsure Inc. a NASDAQ listed company operating in China, and before that, Tang served as the Chief Financial Officer of IRICO Group and Chinasoft International, both Hong Kong-listed companies. Prior to those positions, he worked as an equity research analyst at Merrill Lynch & Co. in New York.  Tang received an MBA degree from the Stern School of Business, New York University.

“I am pleased to welcome David back to Vimicro, and we look forward to benefiting from his experience gained as CFO of Vimicro and other listed companies.  We believe that we will benefit from his good relationship with investors and his profound insight to our business development.  David was instrumental in developing our strategy to enter the surveillance business and implemented many of the changes that today define our Company’s transformation, accelerate the delivery of value to shareholders, and have launched the rapid expansion of our security-surveillance business.  I would also like to thank Richard Wu for his service to the Company, and we wish him well in his future endeavors.”

Separately, the Company has received a notification from the NASDAQ Stock Market, indicating that the minimum bid price of the Company’s ADS has been below $1.00 per ADS for 30 consecutive business days and as a result, the Company is not in compliance with the minimum bid price requirement for continued listing set forth in NASDAQ Listing Rule 5450(a)(1). The NASDAQ notice has no immediate effect on the listing or trading of the Company’s ADS.  Under NASDAQ Listing Rule 5810(c)(3)(A), the Company has a grace period of 180 calendar days, or until April 8, 2013, within which to regain compliance with the minimum bid price rule. To regain compliance, the closing bid price of the Company’s ADS must meet or exceed $1.00 per ADS for a minimum of ten consecutive business days during this 180-day grace period.

The Company actively monitors the price of its ADSes and will consider available options, including, but not limited to, changing the ADS ratio, to regain compliance with the continued listing standards of the NASDAQ.

About Vimicro International Corporation

Vimicro International Corporation is a leading multimedia semiconductor and solution provider that designs, develops and markets mixed-signal semiconductor products and system-level solutions that enable multimedia capabilities in a variety of products for the consumer electronics and communications markets. Vimicro is also expanding business into the surveillance market with system-level solutions and semiconductor products. Vimicro’s ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ Global Market under the ticker symbol “VIMC.”

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the company’s ability to develop and sell new mobile multimedia products; the expected growth of the mobile multimedia market; the company’s ability to increase sales of notebook camera multimedia processors; the company’s ability to retain existing customers and acquire new customers and respond to competitive market conditions; the company’s ability to respond in a timely manner to the evolving multimedia market and changing consumer preferences and industry standards and to stay abreast of technological changes; the company’s ability to secure sufficient foundry capacity in a timely manner; the company’s ability to effectively protect its intellectual property and the risk that it may infringe on the intellectual property of others; and cyclicality of the semiconductor industry. Further information regarding these and other risks is included in Vimicro’s annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date hereof, and Vimicro undertakes no duty to update such information, except as required under applicable law.